05037322

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50990

SEC MAIL RECEIVED PROCESSING FEB 2 8 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GMAC Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

300 Galleria Officentre, Suite 200, MC: 480-300-206
(No. and street)

Southfield	**MI**	**48034**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Belecki — **248-263-6049**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

600 Renaissance Center, Suite 900	**Detroit**	**MI**	**48243**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Lynn Belecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities Corporation (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

02.23.05

Lynn Belecki — Date

Chief Financial Officer and Principal

Subscribed and sworn to before me
this 23rd day of February, 2005

G. J. HARRIS
Notary Public, Oakland County, MI
My Commission Expires 07/21/2006

Notary Public

GMAC SECURITIES CORPORATION
(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

GMAC Securities Corporation:

We have audited the accompanying balance sheet of GMAC Securities Corporation (the "Company"), a wholly owned subsidiary of GMAC Insurance Holdings, Inc., as of December 31, 2004, and the related statements of income, cash flows, and changes in shareholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h), listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 11, 2005

GMAC SECURITIES CORPORATION

(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

BALANCE SHEET
AS OF DECEMBER 31, 2004

ASSETS	
CASH	$ 195,826
ACCOUNTS RECEIVABLE	10,403
TOTAL ASSETS	$ 206,229
LIABILITY AND SHAREHOLDER'S EQUITY	
LIABILITY—	
Payables to affiliates	$ 30,110
SHAREHOLDER'S EQUITY:	
Common stock, $0.10 par value—authorized 100,000 shares; issued and outstanding, 90,000 shares	9,000
Additional paid-in capital	91,000
Retained earnings	76,119
Total shareholder's equity	176,119
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	$ 206,229

See notes to financial statements.

GMAC SECURITIES CORPORATION
(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Service fee revenue from parent	$257,028
Shared mutual fund commission revenue from third party	96,945
Total revenues	353,973
EXPENSES:	
Direct administrative expenses	71,903
Allocated administrative expenses from parent	185,125
Total expenses	257,028
EARNINGS BEFORE TAXES	96,945
PROVISION FOR INCOME TAXES	39,146
NET INCOME	$ 57,799

See notes to financial statements.

GMAC SECURITIES CORPORATION

(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 57,799
Net change in assets and liabilities which (used) provided cash:	
Accounts receivable	(6,624)
Payables to affiliates	(413,011)
Net cash used in operating activities	(361,836)
NET DECREASE IN CASH	(361,836)
CASH—Beginning of period	557,662
CASH—End of period	$ 195,826

See notes to financial statements.

GMAC SECURITIES CORPORATION

(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Beginning balance	$ 9,000	$ 91,000	$ 18,320	$ 118,320
Net income			57,799	57,799
Ending balance	$ 9,000	$ 91,000	$ 76,119	$ 176,119

See notes to financial statements.

1. ORGANIZATION

GMAC Securities Corporation (the "Company") is a wholly-owned subsidiary of GMAC Insurance Holdings, Inc. ("GMACI"), which in turn, is a wholly-owned subsidiary of General Motors Acceptance Corporation ("GMAC"), which is wholly-owned by General Motors Corporation ("GM"). The Company is affiliated with GMACI's subsidiaries Motors Insurance Corporation ("MIC"), a property and casualty insurance company, and GMAC Insurance Management Corporation ("GMACIMC"). The Company provides certain brokerage activities for MIC and GMACIMC as described below.

The Company was incorporated on March 4, 1998, in the State of Delaware, registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on November 30, 1998.

The Company currently operates according to the provisions of its membership agreement with the NASD, which requires the Company to:

- Maintain a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(vi).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(i), which does not allow the Company to hold customer funds or safekeep customer securities, or owe money or securities to customers.
- Sell public (registered under the Securities Act of 1933) and private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships and independent insurance agents only on a best effort basis with no secondary trading.

During 2003, the Company began providing 401(k) and profit sharing plan referrals to a non-affiliated NASD member firm for a fee equivalent to 50 percent of the mutual fund commission revenues. Such referrals were, and will continue to be generated by Total Insurance Products and Services ("TIPS"), a strategic business unit within GMACI.

2. ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates—The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Shared mutual fund commission revenues are recognized in the month that the underlying investment instrument is bought or sold by the non-affiliated NASD member firm on behalf of the referral customer.

Income Taxes—The Company joins with GM and its eligible subsidiaries in the filing of a consolidated federal income tax return. As part of a federal income tax allocation agreement between the Company and GMAC, the Company pays to, or receives from, GMAC an amount, if any, by which GM's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return. Effectively, this calculates the Company's tax provision, with adjustments, as if it is filing a separate return. Additionally, an alternative minimum tax calculation is made, which may be utilized if the Company meets certain criteria.

The Company accounts for income taxes using the asset and liability method. Deferred income tax assets and liabilities are recorded as temporary differences between the carrying values of assets and liabilities for financial reporting purposes. The bases of such assets and liabilities are measured in accordance with tax laws, using tax rates expected to be in effect when taxes are actually paid or recovered.

Statement of Cash Flows—For purposes of reporting cash flows, cash includes cash on deposit with banks.

3. RELATED PARTY TRANSACTIONS

The Company has executed an expense sharing agreement with GMACI. Under this agreement, GMACI has agreed to reimburse the Company in the form of service revenues for all reasonable expenses necessary to conduct a securities brokerage business until such time as the Company can sustain itself through the revenues that it generates from third parties. Direct administrative expenses paid for on behalf of the Company include fees and assessments for registering the Company, exam and licensing fees for Registered and Principal Representatives, and audit expenses. Allocated administrative expenses from GMACI include a reasonable allocation of indirect expenses, including salaries and benefits for duties of GMACI personnel associated with the Company's securities business and the use of administrative facilities. In return, the Company provides certain brokerage services to MIC and its affiliated companies. These services were provided by the Company's 16 Registered Representatives and 5 Principal Representatives, who, during 2004, made 143 initial stock offerings to customers of GMACI. Additionally, there is no expectation by GMACI that the Company repay amounts paid by GMACI on the Company's behalf for direct and allocated administrative expenses. As a result of this agreement, the financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings, and cash flows would have been if the Company had not been operating under the expense sharing agreement.

Payables to affiliates balance represents accruals for current and previously unsettled federal and state income taxes due to GMACI.

4. INCOME TAXES

The recorded amount for federal income taxes differs from the amount determined by applying the statutory tax rate to pre-tax financial statement income as follows:

Federal income taxes at statutory tax rate	$33,930
Increase in taxes resulting from—	
State income tax	5,216
Provision for income taxes	$39,146

During 2004, the Company paid $19,167 for income taxes.

5. CONTINGENCIES

At December 31, 2004, the Company is not aware of any pending actions against the Company arising out of the conduct of its business.

6. NET CAPITAL REQUIREMENTS

As a registered securities broker-dealer, the Company is subject to the net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain minimum net capital of not less than the greater of $5,000 or 1/15th of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 0.17 to 1, and its net capital of $176,119 was $171,119 in excess of minimum regulatory requirements.

* * * * * *

GMAC SECURITIES CORPORATION

(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004

NET CAPITAL—Total shareholder's equity	$176,119
AGGREGATE INDEBTEDNESS—	
Payable to affiliates	$ 30,110
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT—	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$ 171,119
Ratio of aggregate indebtedness to net capital	0.17 to 1

Note: There are no material differences between the amounts presented above which are based on the accompanying audited financial statements and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2004. Therefore, no reconciliation between the two computations is considered necessary.

GMAC SECURITIES CORPORATION
(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

February 11, 2005

GMAC Securities Corporation
300 Galleria Officentre, Suite 200
MC: 480-300-206,
Southfield, Michigan 48034

Dear Sirs and Madams:

In planning and performing our audit of the financial statements of GMAC Securities Corporation (the "Company"), a wholly-owned subsidiary of GMAC Insurance Holdings, Inc., for the year ended December 31, 2004 (on which we issued our report dated February 11, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP